Filed Pursuant To Rule 424(b)(5)
Registration No. 333-100390

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 17, 2002

$100,000,000

The E.W. Scripps Company

4 1/4% Notes Due 2009

          We will pay interest on the notes each June 15 and December 15. The first interest payment will be made on June 15, 2003. We may redeem the notes in whole or in part at any time at the redemption prices described on page S-11.

		Underwriting
	Price to	Discounts and	Proceeds to
	Public(1)	Commissions	Scripps(1)

Per Note	99.326%	0.625%	98.701%
Total	$99,326,000	$625,000	$98,701,000

(1)	Plus accrued interest, if any, from December 20, 2002.

      Delivery of the notes in book-entry form only will be made on or about December 20, 2002.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

The date of this prospectus supplement is December 13, 2002.

PROSPECTUS SUPPLEMENT
ABOUT THIS PROSPECTUS SUPPLEMENT
THE E.W. SCRIPPS COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
DESCRIPTION OF THE NOTES
UNDERWRITING
EXPERTS
LEGAL MATTERS
PROSPECTUS
CAUTIONARY NOTE ABOUT FORWARD-LOOKING INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
THE E.W. SCRIPPS COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS

Prospectus Supplement

Prospectus

      You should rely only on the information contained or incorporated by reference in this prospectus supplement, or the accompanying prospectus. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus may only be accurate on the date of each such document.

      As used in this prospectus supplement, the terms “Scripps”, “we”, “our” and “us” may, depending upon the context, refer to The E.W. Scripps Company, to one or more of its consolidated subsidiaries or to all of them taken as a whole.

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

THE E.W. SCRIPPS COMPANY

      We are a diversified media company operating in four business segments: newspapers, cable television networks (referred to as “Scripps Networks”), broadcast television and consumer retail (the “Shop At Home” television retail network).

Newspapers

      We have daily newspapers reaching 19 separate markets. Our total circulation is approximately 1.3 million daily and 1.9 million Sunday. Our Washington bureau operates Scripps Howard News Service, a supplemental wire service covering stories in the capital, other parts of the United States and abroad. Our newspaper segment generated approximately 51% of our total revenues in 2001.

Newspaper	Location	Daily(1)	Sunday(1)

		(In thousands)
Denver Rocky Mountain News(2)	Denver, Colorado	305	789
Memphis Commercial Appeal	Memphis, Tennessee	172	234
Knoxville News-Sentinel	Knoxville, Tennessee	118	154
Treasure Coast News/ Press-Tribune	Ft. Pierce, Stuart and Vero Beach, Florida	98	111
Ventura County Star	Ventura County, California	94	107
Evansville Courier & Press	Evansville, Indiana	69	97
Corpus Christi Caller-Times	Corpus Christi, Texas	63	80
Naples Daily News	Naples, Florida	56	68
Cincinnati Post(2)	Cincinnati, Ohio	49	—
Anderson Independent-Mail	Anderson, South Carolina	39	44
Redding Record-Searchlight	Redding, California	35	40
Abilene Reporter-News	Abilene, Texas	34	44
Boulder Daily Camera	Boulder, Colorado	33	41
Wichita Falls Times Record News	Wichita Falls, Texas	32	37
Bremerton Sun	Bremerton, Washington	31	36
San Angelo Standard-Times	San Angelo, Texas	28	33
Albuquerque Tribune(2)	Albuquerque, New Mexico	16	—
Henderson Gleaner	Henderson, Kentucky	11	12
Birmingham Post-Herald(2)	Birmingham, Alabama	10	—

(1)	Based on Audit Bureau of Circulation Publisher’s Statements (“Statements”) for the six-month period ended September 30, 2002, except figures for the Naples Daily News and Treasure Coast News/ Press Tribune, which are from the Statements for the twelve-month period ended September 30, 2002.

(2)	This newspaper is a party to a joint operating agency (“JOA”). The Denver Newspaper Agency publishes the Rocky Mountain News and MediaNews Group, Inc.’s Denver Post Monday through Friday, and a joint newspaper on Saturday and Sunday. Reported daily circulation represents the Monday through Friday circulation of the Rocky Mountain News and Sunday circulation represents the Sunday circulation of the joint newspaper.

Scripps Networks

      Scripps Networks distributes four national television networks, Home & Garden Television, Food Network, Do It Yourself and Fine Living, through cable and satellite television systems. Scripps Networks also includes a 12% interest in FOX SportsSouth, a regional television network. Scripps Networks generated approximately 23% of our total revenues in 2001.

Network	Homes Telecast(1)

(In thousands)
HGTV	79,800
Food Network	76,600
Fine Living	13,000
DIY	12,000

(1)	HGTV and Food Network homes telecast are based upon the Nielsen Homevideo Index for September 2002. Fine Living and DIY are not rated by Nielsen. Homes telecast for Fine Living and DIY are based upon our records.

Broadcast Television

      We operate ten broadcast television stations, nine of which are affiliated with national television networks. Six stations are ABC and three are NBC affiliates. Eight of our network affiliate stations are located in one of the top 50 largest television markets. In addition to broadcasting network programming, we focus on producing quality local news programming. Our television operations generated approximately 19% of the Company’s total revenues in 2001.

	Market		Network
Market	Rank(1)	Station	Affiliation

Detroit, Michigan	10	WXYZ	ABC
Tampa, Florida	14	WFTS	ABC
Phoenix, Arizona	16	KNXV	ABC
Cleveland, Ohio	17	WEWS	ABC
Baltimore, Maryland	24	WMAR	ABC
Kansas City, Missouri	31	KSHB	NBC
Lawrence, Kansas	31	KMCI	Independent
Cincinnati, Ohio	32	WCPO	ABC
West Palm Beach, Florida	40	WPTV	NBC
Tulsa, Oklahoma	59	KJRH	NBC

(1)	Market rank is based on the relative size of the Designated Market Area (defined by A.C. Nielsen Co.) for the November 1, 2001 survey period.

Shop At Home

      On October 31, 2002, we completed a transaction with Summit America Television Inc. (formerly Shop At Home, Inc.) that resulted in our acquiring a 70% controlling interest in the Shop At Home television retail network.

      Shop At Home telecasts programming developed to sell collectibles, jewelry, electronics, beauty and fitness and other products to consumers. Shop At Home is telecast nationally under the terms of affiliation agreements with broadcast television stations and cable and direct broadcast satellite television systems. Shop At Home reached the average full-time equivalent of approximately 45.1 million cable and direct broadcast satellite households during November 2002. Shop At Home also sells its products through its Internet site.

      Shop At Home produces programming in a digital format from its studios and technical facilities in Nashville, Tennessee. A show-host approach is used with the host conveying information about the products and demonstrating their use to viewers. Viewers may purchase any product, subject to availability.

USE OF PROCEEDS

      We estimate that the net proceeds we will receive from this offering will be approximately $98.6 million, after deducting estimated underwriter’s discount and commission and other offering expenses payable by us. We intend to use the net proceeds of this offering to repay a portion of our commercial paper obligations and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

	Nine months
	Ended
	September 30,		Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

Ratio of Earnings to Fixed Charges	8.20	7.57	6.82	5.76	5.99	5.36	12.87

      Earnings used to compute this ratio are earnings before income taxes, after eliminating undistributed earnings of 20% to 50%-owned affiliates, and before fixed charges, excluding capitalized interest and preferred stock dividends of majority-owned subsidiaries. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt issue costs, a portion of rental expense representative of the interest factor and preferred stock dividends of majority-owned subsidiaries.

CAPITALIZATION

      The following table sets forth our consolidated capitalization at September 30, 2002, (i) on a historical basis and (ii) as adjusted to reflect this offering and the application of the net proceeds of this offering as described under “Use of Proceeds.”

	As of September 30, 2002

	Actual	As Adjusted

	(In thousands)
Current portion of long-term debt:
6.375% notes due 2002	$99,998	$99,998
Commercial paper	32,391	—
Other notes	82	82

Total current portion of long-term debt	132,471	100,080

Long-term debt (less current portion)
Variable Rate Credit Facilities	200,000	133,690
6.625% notes due 2007	99,926	99,926
4.250% notes due 2009, offered hereby	—	99,326
5.750% notes due 2012	198,777	198,777
Other notes	14,264	14,264

Total long-term debt	512,967	545,983

Stockholders’ equity	1,468,281	1,468,281

Total capitalization	$2,113,719	$2,114,344

      We have Competitive Advance and Revolving Credit Facilities (the “Revolver”) and a commercial paper program that collectively permit aggregate borrowings up to $600 million (the “Variable Rate Credit Facilities”). The Revolver consists of two facilities, one permitting $400 million in aggregate borrowings expiring in August 2003 and the second a $200 million facility expiring in August 2007. Borrowings under the Revolver are available on a committed revolving credit basis at any of three short-term rates or through an auction procedure at the time of each borrowing. We primarily use the Revolver as credit support for the commercial paper program in lieu of direct borrowings under the Revolver.

      Our debt agreements contain maintenance requirements for net worth and coverage of interest expense and restrictions on incurrence of additional indebtedness. We are in compliance with all debt covenants.

      In October 2002, we repaid the $100 million 6.375% notes due 2002.

SELECTED CONSOLIDATED FINANCIAL DATA

      We have derived the following selected consolidated financial information for, and as of the end of, each of the five years in the period ended December 31, 2001, from consolidated financial statements which have been audited by Deloitte & Touche LLP, our independent auditors. Selected financial information presented for the nine months ended September 30, 2002, and 2001, is unaudited. You should read the selected consolidated financial information in conjunction with the consolidated financial statements and notes thereto incorporated by reference in the accompanying prospectus.

	Nine Months Ended
	September 30,		Years Ended December 31,

	2002(1)	2001(1)	2001(1)	2000(1)	1999(1)	1998(1)	1997(1)

	(In millions)
Summary of Operations
Operating Revenues:
Other newspapers	$534	$534	$720	$735	$705	$671	$530
Denver Rocky Mountain News	20	15	19	221	210	200	197

Newspapers	554	549	739	956	914	872	727
Scripps Networks	297	253	337	296	213	133	57
Broadcast television	214	201	278	343	312	331	331
Licensing and other media	66	67	89	97	93	89	80

Total	1,131	1,071	1,443	1,692	1,532	1,424	1,196
Divested operating units(2)	—	—	—	10	23	25	46

Total operating revenues	$1,131	$1,071	$1,443	$1,702	$1,555	$1,449	$1,242

Operating Income (Loss):
Other newspapers	$172	$166	$226	$253	$253	$227	$182
Denver Rocky Mountain News	4	(13)	(14)	(24)	(16)	(8)	2

Newspapers	175	152	212	229	237	219	184
Scripps Networks	74	52	63	58	25	(4)	(13)
Broadcast television	47	39	60	110	78	102	113
Licensing and other media	13	11	14	15	11	11	10
Corporate	(22)	(14)	(20)	(21)	(19)	(17)	(17)

Total	287	240	329	391	332	311	277
Divested operating units(2)	—	—	—	—	—	—	(3)

Total operating income	287	240	329	391	332	311	274
Interest expense	(21)	(32)	(39)	(52)	(45)	(47)	(19)
Miscellaneous, net	—	1	1	1	4	—	3
Income taxes	(104)	(82)	(115)	(135)	(113)	(102)	(103)
Minority interests	(3)	(3)	(4)	(4)	(4)	(5)	(4)

Income from core operations	159	124	172	201	173	157	152
Non-core credits (charges):
Workforce reductions and relocation(3)	—	(13)	(16)	—	(2)	—	—
Denver JOA preparation(3)	—	—	—	(10)	—	—	—
Amortization of goodwill and intangible assets with indefinite lives(4)	—	(29)	(38)	(36)	(35)	(35)	(22)
Gains on divested operations(1)	—	—	—	6	—	—	48
Investment results, net of expenses(5)	(84)	51	5	(25)	1	—	(3)
Tax effect of non-core credits (charges)	29	(5)	15	19	10	9	(15)

	Nine Months Ended
	September 30,		Years Ended December 31,

	2002(1)	2001(1)	2001(1)	2000(1)	1999(1)	1998(1)	1997(1)

	(In millions)
Estimated tax liability for prior years(6)	8	—	—	7	—	—	—
Minority share of non-core credits (charges)	—	—	—	—	—	—	(1)

Net income	$113	$128	$138	$163	$146	$131	$158

EBITDA (excluding divested operating units and unusual items):
Other newspapers	$191	$184	$251	$279	$279	$254	$201
Denver Rocky Mountain News	4	(12)	(13)	(10)	(3)	6	16

Newspapers	195	172	238	269	276	260	217
Scripps Networks	83	60	76	69	34	6	(9)
Broadcast television	61	54	80	129	96	118	128
Licensing and other media	13	11	15	16	13	12	10
Corporate	(21)	(14)	(19)	(20)	(18)	(16)	(16)

Total	$331	$284	$389	$464	$400	$379	$331

Cash Flow Statement Data
Net cash provided by operations	$176	$216	$206	$256	$194	$239	$193
Investing activity:
Capital expenditures	(53)	(46)	(68)	(75)	(80)	(67)	(57)
Business acquisitions and investments	(20)	(96)	(102)	(139)	(70)	(29)	(745)
Other (investing)/divesting activity, net	4	16	16	62	33	10	31
Financing activity:
Increase (decrease) in long-term debt	(78)	(44)	9	(54)	(1)	(4)	651
Dividends paid	(37)	(37)	(51)	(47)	(47)	(47)	(46)
Common stock issued (retired)	—	(21)	(22)	(5)	(35)	(108)	(26)
Other financing activity	25	13	16	6	1	6	4
Balance Sheet Data
Total assets	2,662	2,603	2,644	2,590	2,538	2,378	2,307
Long-term debt (including current portion)	645	670	724	715	769	771	773
Stockholders’ equity	1,468	1,334	1,352	1,278	1,164	1,070	1,050

Note: Certain amounts may not foot as each is rounded independently.

Notes to Selected Consolidated Financial Data

      EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. Earnings from core operations represents net income as defined under generally accepted accounting principles excluding unusual items we believe are unlikely to recur or otherwise impede analysis of on-going operations.

      A 50-year Joint Operating Agency (“JOA”) between our Denver Rocky Mountain News (“RMN”) and MediaNews Group, Inc.’s Denver Post commenced operations on January 22, 2001. Our 50% share of the operating profit (loss) of the Denver JOA is reported as “Share of Joint Agency Profits” in our financial statements. The editorial costs associated with the RMN are included in operating expenses. Our financial statements do not include advertising and other revenue of the JOA, nor the costs to produce, distribute and market the newspapers, nor related depreciation. To enhance comparability of year-over-year operating results, we report the RMN separately.

(1)	In the periods presented we acquired and divested the following:

Acquisitions

2002 —	Additional 1.0% interest in Food Network.

2001 —	Additional 4.0% interest in Food Network.

2000 —	Daily newspapers in Ft. Pierce, Florida (in exchange for the Company’s newspaper in Destin, Florida, and cash), and Henderson, Kentucky, weekly newspaper in Marco Island, Florida, and television station KMCI in Lawrence, Kansas.

1999 —	Additional 7.0% interest in Food Network.

1998 —	Independent telephone directories in Memphis, Tennessee; Kansas City, Missouri; North Palm Beach, Florida; and New Orleans, Louisiana. Additional 1.0% interest in Food Network.

1997 —	Daily newspapers in Abilene, Corpus Christi, Plano, San Angelo and Wichita Falls, Texas; community newspapers in the Dallas, Texas, market; daily newspapers in Anderson, South Carolina, and Boulder, Colorado (in exchange for the Company’s daily newspapers in Monterey and San Luis Obispo, California). Approximate 56% interest in Food Network.

Divestitures

2000 —	Destin, Florida, newspaper (in exchange for Ft. Pierce, Florida, newspaper), independent yellow page directories. The divestitures resulted in net pre-tax gains of $6.2 million, increasing net income $4.0 million, or $.05 per share.

1998 —	Dallas community newspapers, including the Plano daily, and Scripps Howard Productions, our television program production operation based in Los Angeles, California. No material gain or loss was realized as proceeds approximated the book value of net assets sold.

1997 —	Monterey and San Luis Obispo, California, daily newspapers (in exchange for Boulder, Colorado, daily newspaper). Terminated joint operating agency (“JOA”) and ceased operations of El Paso, Texas, daily newspaper. This termination and trade resulted in pre-tax gains totaling $47.6 million, increasing net income by $26.2 million, or $.32 per share.

(2)	Operating units sold prior to September 30, 2002.

(3)	The following unusual items affected operating income:

2001 —	Costs associated with workforce reductions, including our share of such costs at the Denver JOA, totaled $12.7 million in the first nine months, reducing net income $8.0 million, or $.10 per share and $16.1 million for the full year, reducing net income $10.1 million, or $.13 per share.

2000 —	Expenses of $9.5 million associated with preparations for the Denver JOA reduced net income $6.2 million, or $.08 per share.

1999 —	Severance payments of $1.2 million to certain television station employees and $0.8 million of costs incurred to move Food Network’s operations to a different location in Manhattan reduced operating income $2.0 million. Net income was reduced $1.2 million, or $.02 per share.

(4)	We adopted Financial Accounting Standard (“FAS”) No. 142 — Goodwill and Other Intangible Assets effective January 1, 2002. Recorded goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment annually. Amortization of goodwill and intangible assets with indefinite lives, primarily FCC licenses and broadcast television network affiliation agreements, was:

2001 —	$28.5 million, $21.0 million after tax, or $.26 per share in the first nine months, and $38.1 million, $27.9 million after tax, or $.35 per share for the full year.

2000 —	$35.8 million, $26.5 million after tax, or $.33 per share.

1999 —	$34.7 million, $25.7 million after tax, or $.33 per share.

1998 —	$35.0 million, $25.9 million after tax, or $.32 per share.

1997 —	$21.8 million, $17.5 million after tax, or $.21 per share.

(5)	Investment results include (i) gains and losses from the sale or write-down of investments and (ii) accrued incentive compensation and other expenses associated with the management of the Scripps Ventures investment portfolios. Investment results include the following:

2002 —	Net realized losses were $78.6 million in the first nine months of the year. Costs associated with winding down the Scripps Ventures I and II investment funds totaled $3.6 million. Net investment results reduced net income $54.6 million, or $.68 per share.

2001 —	Net realized gains were $42.8 million in the first nine months of the year, including a $65.9 million gain on the exchange of our investment in Time Warner for America Online, which acquired Time Warner, in January 2001, and an $11.7 million gain on the sale of a portion of our investment in Centra Software. Write-downs totaled $35.0 million in the first nine months, while accrued incentive compensation was decreased $11.5 million, to zero, in connection with the decline in value of the Scripps Ventures I investment portfolio. Net investment results increased net income $33.5 million, or $.42 per share in the first nine months. For the full year, net realized losses were $2.9 million. Net realized losses include the $65.9 million gain on the exchange of our investment in Time Warner, an $11.7 million gain on the sale of a portion of our investment in Centra Software, a $29.0 million write-down of AOL Time Warner in the fourth quarter, and $51.2 million in write-downs of other investments. Accrued incentive compensation was reduced $11.5 million, to zero. Net investment results increased net income $3.8 million, or $.05 per share.

2000 —	Net realized losses of $17.5 million. Accrued incentive compensation was increased $4.5 million, to $11.5 million. Net income was reduced $15.8 million, or $.20 per share.

1999 —	Net realized gains of $8.6 million. Accrued incentive compensation was increased $7.0 million, to $7.0 million. Net income was increased $0.4 million, or $.00 per share.

1997 —	Write-down of investments totaling $2.7 million. Net income was reduced $1.7 million, or $.02 per share.

(6)	The provision for income taxes was affected by the following unusual items:

2002 —	A change in estimated tax liability for prior years reduced the tax provision, increasing net income by $8.0 million, or $.10 per share.

2000 —	A change in estimated tax liability for prior years reduced the tax provision, increasing net income by $7.2 million, or $.09 per share.

DESCRIPTION OF THE NOTES

      The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the notes set forth in the accompanying prospectus (which prospectus refers to the notes as “Debt Securities”), to which reference is hereby made.

General

      The notes will initially be limited to $100 million principal amount and will mature on December 15, 2009. The notes will be issued in book-entry form only in minimum denominations of $1,000, increased in multiples of $1,000. Interest on the notes will accrue from December 20, 2002, at the rate of 4 1/4% per annum and will be payable semi-annually on June 15 and December 15, beginning June 15, 2003, to the persons in whose names the notes are registered at the close of business on the June 1 and December 1 (whether or not a business day) preceding the respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the notes is payable. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.

      The notes will constitute a series of Debt Securities to be issued under an Indenture to be dated as of December 20, 2002, between Scripps and JPMorgan Chase Bank, as Trustee, the terms of which are more fully described in the accompanying prospectus. The notes and any future Debt Securities issued under the Indenture will be unsecured general obligations and will rank on a parity with all our other unsecured and unsubordinated indebtedness. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more additional series. The Indenture does not limit our ability to incur additional indebtedness.

Issuance of Additional Notes

      We may, without the consent of the holders, increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional notes, and with the same CUSIP number as the notes offered hereby. The notes offered by this prospectus supplement and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the Indenture.

Optional Redemption

      The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 12.5 basis points, plus, in each case, accrued interest thereon to the date of redemption.

      “Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

      “Comparable Treasury Price” means, with respect to any date of redemption, (i) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

      “Quotation Agent” means Credit Suisse First Boston Corporation or another Reference Treasury Dealer appointed by us.

      “Reference Treasury Dealer” means (i) Credit Suisse First Boston Corporation and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealers selected by us.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer at 5:00 p.m. New York City time, on the third business day preceding that date of redemption.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions thereof called for redemption.

Sinking Fund

      The notes will not be entitled to any sinking fund.

Defeasance

      The notes are subject to defeasance under the conditions described in the accompanying prospectus and the indenture.

Same-day Settlement and Payment

      The notes will trade in the same-day funds settlement system of The Depository Trust Company (“DTC”) until maturity or until we issue the notes in definitive form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Book-entry System

General

      The notes will be issued in the form of one or more fully registered global securities. For purposes of this prospectus supplement, “Global Security” refers to the global security or global securities representing the entire issue of the notes. The Global Security will be deposited with the Trustee as Custodian for DTC and registered in the name of Cede & Co. (“Cede”) as DTC’s nominee. Except in the limited circumstances described below, the notes will not be issued in definitive certificated form. The Global Security may be transferred, in whole and not in part, only to another nominee of DTC. We understand as follows with respect to the rules and operating procedures of DTC, which will affect transfers of interests in the Global Security.

DTC

      DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve

System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants (“Participants”) and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the Underwriters. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”).

      Persons who are not Participants may beneficially own notes held by DTC only through Participants or Indirect Participants. Beneficial ownership of notes may be reflected (i) for investors who are Participants, in the records of DTC, (ii) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or (iii) for investors holding through an Indirect Participant, in the records of such Indirect Participant whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in the Global Security can only be effected through DTC, a Participant or an Indirect Participant. The underwriter is a Participant.

      Interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. The Global Security will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Global Security to such persons may be limited.

      So long as Cede, as the nominee of DTC, is the registered owner of the Global Security, Cede for all purposes will be considered the sole holder of the notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive certified form and will not be considered the holders thereof under the Indenture. Accordingly, any person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of notes.

      Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in the notes to pledge such notes to persons or entities that do not participate in the DTC System or otherwise take actions in respect of such notes may be affected by the lack of a physical certificate for such notes.

      Payment of principal of and interest on the notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Security. Neither we nor the Trustee, nor any agents of ours or the Trustee, will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Upon receipt of any payment of principal of or interest on the Global Security, we understand that it is the practice of DTC to credit the Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC. Payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      If we redeem less than all of the notes, we have been advised that it is DTC’s practice to determine by lot the amount of the interest of each Participant in the notes to be redeemed.

      We understand that under existing industry practices, if we request holders of the notes to take action, or if an owner of a beneficial interest in a Note desires to take any action which a holder is entitled to take under the Indenture, then (1) DTC would authorize the Participants holding the relevant beneficial interests to take such action, and (2) such Participants would authorize the beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither we nor the Trustee, nor any agents of ours or the Trustee, will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

      If an Event of Default (as defined in the accompanying prospectus) has occurred and is continuing and all principal and accrued interest in respect of the notes shall have become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for the Global Security and a successor depositary is not appointed by us within 60 days, we will issue individual certificated notes in definitive form in exchange for the Global Security. In addition, we may at any time determine not to have the notes represented by the Global Security, and, in such event, will issue individual certificated notes in definitive form in exchange for the Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of individual certificated notes in definitive form equal in principal amount to such beneficial interest in the Global Security and to have all such certificated notes registered in its name. Individual certificated notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Concerning the Trustee

      In ordinary course of their businesses, the Trustee and its affiliates have engaged, or may in the future engage, in commercial banking, investment banking and other transactions with us.

UNDERWRITING

      Under the terms and subject to the conditions contained in a terms agreement, incorporating an underwriting agreement, dated December 13, 2002, we have agreed to sell to Credit Suisse First Boston Corporation all of the notes offered hereby.

      The underwriting agreement provides that the underwriter is obligated to purchase all of the notes if any are purchased.

      We estimate that our out of pocket expenses for this offering will be approximately $150,000.

      The notes are a new issue of securities with no established trading market. The underwriter intends to make a secondary market for the notes. However, it is not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

      We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments which the underwriter may be required to make in that respect.

      In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriter of notes in excess of the principal amount of the notes the underwriter is obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

      We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next five succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus supplement and the accompanying prospectus by reference from the Annual Report on Form 10-K of The E.W. Scripps Company for the year ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

LEGAL MATTERS

      The validity of the notes will be passed upon for us by Baker & Hostetler LLP, Cincinnati, Ohio. Simpson Thacher & Bartlett, New York, New York, has acted as counsel for the underwriters. John H. Burlingame, an active retired partner of Baker & Hostetler LLP, is a director and a member of the Executive Committee of the Board of Directors of Scripps and a trustee of the Edward W. Scripps Trust. As a trustee, he has the power together with the other trustees of the Edward W. Scripps Trust to vote and dispose of the 29,096,111 Class A Common Shares and the 16,040,000 Common Voting Shares of Scripps held by the Trust. Mr. Burlingame disclaims any beneficial interest in such shares held by the Trust.

PROSPECTUS

$500,000,000

The E.W. Scripps Company
Debt Securities

         The E.W. Scripps Company (the “Company”) intends to sell from time to time, in one or more series, up to $500,000,000 (or the equivalent thereof in foreign denominated currencies or composite currencies) aggregate principal amount of its debt securities (“Debt Securities”). The Debt Securities of each series will be offered on terms to be determined at the time of offering. The specific designation, aggregate principal amount, rate (or method of calculation) and time of payment of any interest, authorized denominations, maturity, offering price, any redemption terms or other specific terms of the Debt Securities are to be set forth in Supplements to this Prospectus (each, a “Prospectus Supplement”).

      The Debt Securities may be offered for sale to or through one or more underwriters to be designated by the Company, directly to other purchasers or through agents, or through a combination of such methods. See “Plan of Distribution.” The names of any underwriters, dealers or selling agents involved in the sale of the Debt Securities and the compensation of such persons will be set forth in the applicable Prospectus Supplement.

      This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by the Prospectus Supplement applicable to the Debt Securities being sold.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated October 17, 2002

      No person is authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities described in this Prospectus or an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of The E.W. Scripps Company since the date of this Prospectus or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

      As used in this Prospectus, the terms “Scripps”, “we”, “our” and “us” may, depending on the context, refer to The E.W. Scripps Company, to one or more of its consolidated subsidiaries or to all of them taken as a whole.

      CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE “PLAN OF DISTRIBUTION.”

CAUTIONARY NOTE ABOUT FORWARD-LOOKING INFORMATION

      Various statements in or incorporated by reference in this Prospectus and in the Prospectus Supplement are intended to be forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from the expectations expressed in the forward-looking statements. Such risks, trends and uncertainties, which in most instances are beyond the Company’s control, include changes in advertising demand and other economic conditions; consumers’ taste; newsprint prices; program costs; labor relations; technological developments; competitive pressures; interest rates; regulatory rulings; and reliance on third-party vendors for various products and services. The words “believe,” “expect,” “anticipate,” “estimate,” “intend” and similar expressions identify forward-looking statements. All forward-looking statements, which are as of the date of this filing, should be evaluated with the understanding of their inherent uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange SEC (the “SEC”). You can inspect and copy, at prescribed rates, these reports, proxy statements and other information at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference rooms. The SEC also maintains a website (http://www.sec.gov) containing reports, proxy statements and other information. You can also inspect and copy the reports, proxy statements and other information we file at the offices of the New York Stock Exchange, on which the Class A Common Shares of the Company are listed, at 20 Broad Street, New York, New York 10005.

      We have filed with the SEC a registration statement on Form S-3 (together with all amendments and exhibits thereto, referred to as the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Debt Securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding us and the Debt Securities offered by this Prospectus, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; and with respect to each such contract, agreement or other document filed, or incorporated by reference, as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description and each such statement shall be deemed qualified in its entirety by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the documents that we file with it, which means that we disclose important information to you by referring to those documents. The information incorporated by reference is considered to be a part of this Prospectus, and information and documents that we file later with the SEC will automatically update and supersede information in this Prospectus. We incorporate by reference the documents listed below and any future filings that we make under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 (the “Exchange Act”):

1.	Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

2.	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, and June 30, 2002.

3.	Current Report on Form 8-K dated August 16, 2002.

      If you would like a copy of any of the documents incorporated by reference in this Prospectus, please make your request in writing or by telephone to Vice President-Investor Relations, The E.W. Scripps Company, 312 Walnut Street, 28th floor, Cincinnati, Ohio 45202 (Telephone: (513) 977-3000).

THE E.W. SCRIPPS COMPANY

      We are a diversified media company operating in three business segments: newspapers, cable television networks and broadcast television.

Newspapers

      We have daily newspapers reaching 21 separate markets with a total daily circulation of 1.320 million and a total Sunday circulation of approximately 1.943 million. Our Washington bureau operates Scripps Howard News Service, a supplemental wire service covering stories in Washington, D.C., other parts of the United States and abroad. Our newspaper segment generated approximately 51% of our total revenues in 2001.

Cable Television Networks

      Our four national television networks, Home & Garden Television, Food Network, Do It Yourself and Fine Living, are distributed through cable and satellite television systems. We also have a 12% interest in FOX SportsSouth, a regional television network. Our cable television networks segment generated approximately 23% of our total revenues in 2001.

Broadcast Television

      We operate ten broadcast television stations, nine of which are affiliated with national television networks. Six stations are ABC and three are NBC affiliates. Eight of our network affiliate stations are located in one of the top 50 largest television markets. In addition to broadcasting network programming, we focus on producing quality local news programming. Our broadcast television operations generated approximately 19% of the Company’s total revenues in 2001.

Pending Acquisition

      In August of 2002 we agreed to acquire a 70 percent controlling interest in the Shop At Home television retailing network from Shop At Home, Inc. for $49.5 million in cash and we purchased $3.0 million aggregate amount of Shop At Home Inc. Series D Senior Redeemable Preferred Stock. Related to the transaction, we will loan $47.5 million to Shop At Home Inc., to be repaid in three years. The loan proceeds will be used by Shop At Home Inc. to retire existing debt and will be secured by Shop At Home, Inc.’s television stations in San Francisco, Boston and Cleveland. The transaction is expected to be completed in the fourth quarter of 2002, and will be accounted for as a purchase. Financial results for the Shop At Home Network will be consolidated from the date of acquisition and reported by us under a new, yet to be named business segment.

      We are an Ohio corporation and maintain our principal executive offices at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202, telephone number (513) 977-3000. Our Class A Common Shares are traded on the New York Stock Exchange under the Symbol “SSP.”

USE OF PROCEEDS

      Unless otherwise noted in the Prospectus Supplement, the net proceeds received from the sale of the Debt Securities will be used for general corporate purposes, which may include capital expenditures, working capital requirements, reduction of outstanding indebtedness and acquisitions. The precise amount and timing of such proceeds will depend on our funding requirements and the availability and cost of other funds.

      More detailed information concerning the use of the proceeds from any particular offering of the Debt Securities will be contained in the Prospectus Supplement relating to such offering.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

	Six Months
	Ended June 30,		Year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

Ratio of Earnings to Fixed Charges	7.58	8.58	6.82	5.76	5.99	5.36	12.87

      Earnings used to compute this ratio are earnings before income taxes, after eliminating undistributed earnings of 20% to 50%-owned affiliates, and before fixed charges, excluding capitalized interest and preferred stock dividends of majority-owned subsidiaries. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt issue costs, a portion of rental expense representative of the interest factor and preferred stock dividends of majority-owned subsidiaries.

DESCRIPTION OF DEBT SECURITIES

      The Debt Securities are to be issued under an Indenture (the “Indenture”) between Scripps and JPMorgan Chase Bank, as trustee (the “Trustee”). A copy of the Form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

      The following summaries of certain provisions of the Indenture describe general terms to which any Debt Securities issued under the Indenture may be subject. The particular terms and provisions of any series of Debt Securities offered by the Prospectus Supplement (the “Offered Debt Securities”) and the extent to which such general terms and provisions described below may apply thereto will be described in the Prospectus Supplement relating to the Offered Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities in respect of which this Prospectus is being delivered, reference must be made both to the Prospectus Supplement relating thereto and the following description.

      The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of capitalized terms which are used but are not defined herein. All Section references used herein are to Sections in the Indenture.

General

      The Debt Securities offered hereby will be limited to $500,000,000 (or the equivalent thereof in foreign denominated currencies or composite currencies) aggregate principal amount, although the Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series as from time to time authorized by Scripps. (Section 301). The Indenture does not limit the amount of other indebtedness or securities which may be issued by Scripps or any of its subsidiaries.

      Unless otherwise indicated in the Prospectus Supplement, each series of Debt Securities will constitute unsecured and unsubordinated indebtedness of Scripps and will rank on a parity with our other unsecured and unsubordinated indebtedness.

      The applicable Prospectus Supplement will describe the terms of the Offered Debt Securities (to the extent applicable), including the following:

(1)	the title of the Offered Debt Securities or the particular series thereof;

(2)	any limit on the aggregate principal amount of the Offered Debt Securities;

(3)	whether the Offered Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of the Offered Debt Securities are to be issuable initially in temporary global form and whether any of the Offered Debt Securities are to be issuable in permanent global form;

(4)	the price or prices (generally expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued;

(5)	the date or dates, or the manner of determining the date or dates, on which the Offered Debt Securities will mature;

(6)	the rate or rates per annum, or the formula by which such rate or rates shall be determined, at which the Offered Debt Securities will bear interest, if any, and the date or dates from which any such interest will accrue;

(7)	the Interest Payment Dates, or the manner of determining the Interest Payment Dates, on which any such interest on the Offered Debt Securities will be payable, the Regular Record Date for any interest payable on any Offered Debt Securities that are Registered Securities on any Interest Payment Date and the extent to which, or the manner in which, any interest payable on a Global Security on an Interest Payment Date will be paid if other than in the manner described below under “Global Securities”;

(8)	any mandatory or optional sinking fund or analogous provisions;

(9)	each office or agency where, subject to the terms of the Indenture as described below under “Payments and Paying Agents,” the principal of and any premium and interest on the Offered Debt Securities will be payable and each office or agency where, subject to the terms of the Indenture as described below under “Denominations, Registration and Transfer,” the Offered Debt Securities may be presented for registration of transfer or exchange;

(10)	the date, if any, after which, and the price or prices at which, the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption provisions;

(11)	the terms and conditions, if any, upon which the Offered Debt Securities will be repayable prior to maturity at the option of the holder thereof (in which case we will comply with the requirements of Section 14(e) and Rule 14e-1 under the Exchange Act in connection therewith, if then applicable);

(12)	the denominations in which any Offered Debt Securities which are Registered Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof, and the denominations in which any Offered Debt Securities which are Bearer Securities will be issuable, if other than denominations of $5,000;

(13)	if other than U.S. dollars, the currency, currencies or currency unit or units for which the Offered Debt Securities may be purchased and for which the principal of, and any premium and interest on, the Offered Debt Securities may be payable;

(14)	any index used to determine the amount of payments of principal of and any premium and interest on the Offered Debt Securities;

(15)	any additional Events of Default and covenants applicable to the Offered Debt Securities; and

(16)	any other terms and provisions of the Offered Debt Securities not inconsistent with the terms and provisions of the Indenture.

      Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities. (Section 301).

      If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of and any premium and interest on any series of Debt

Securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the Prospectus Supplement.

      Debt Securities may bear interest at a fixed rate or a floating rate. Debt Securities may also be issued as original issue discount securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax considerations and other special considerations applicable to original issue discount securities will be set forth in the Prospectus Supplement.

Effect of Corporate Structure

      The Debt Securities will be obligations of Scripps. Because our operations are conducted primarily through subsidiaries, our cash flow and consequently our ability to service debt, including the Debt Securities, is dependent, in large part, upon the earnings of our subsidiaries and the payment of funds by those subsidiaries to us in the form of loans, dividends or otherwise, which payment is subject to various business considerations. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor.

      Any right of Scripps to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that Scripps is itself recognized as a creditor of such subsidiary. In such case our claims may still be subordinate to the claims of creditors secured by the assets of such subsidiary and any claims of creditors of such subsidiary senior to those held by us.

      At June 30, 2002, our subsidiaries had less than $15,000,000 of indebtedness to parties other than Scripps or our subsidiaries (such $15,000,000 does not include program rights obligations and amounts owed to trade creditors and employees). There are no restrictions in the Indenture on the creation of additional indebtedness, including indebtedness of our subsidiaries, and the incurrence of significant amounts of additional indebtedness could have an adverse impact on our ability to service our indebtedness, including the Debt Securities.

Denominations, Registration and Transfer

      The Debt Securities may be issuable as Registered Securities, Bearer Securities or both. Debt Securities of a series may be issuable in the form of one or more global Securities, as described below under “Global Securities.” Unless otherwise provided in the Prospectus Supplement, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in the denomination of $5,000. A global Security will be issued in a denomination equal to the aggregate amount of Outstanding Debt Securities represented by such global Security. The Prospectus Supplement relating to Debt Securities denominated in a foreign or composite currency will specify the authorized denominations thereof. (Sections 201, 203, 301 and 302).

      In connection with its sale, during the “restricted period” as defined in Section 1.163-5(c)(2)(i)(D)(7) of the United States Treasury Regulations (generally, the first 40 days after the closing date and, with respect to any unsold allotments, until sold), no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under “Limitations on Issuance of Bearer Securities”) and any such Bearer Security (other than a temporary global Security in bearer form) may be delivered only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Indenture, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined below under “Limitations on Issuance of Bearer Securities”), or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a person described in Section 1.163-5(c)(2)(i)(D)(6) of the United States Treasury Regulations, or is a financial institution which has purchased such Bearer Security for resale during the restricted period and who certifies that it has not acquired such Bearer Security for purposes of resale directly or indirectly to a United States person or to a person within the United States. (Section 303). See “Payment and Paying Agents” and “Global Securities” below.

      Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. Additionally, if Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the Holder upon request confirmed in writing, and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default, attached) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in the Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest attached and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the terms of the Indenture. Bearer Securities will not be issued in exchange for Registered Securities. (Section 305).

      Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a global Security) may be presented for registration of transfer (with the form of transfer duly executed) at the office of the Security Registrar designated by us for such purpose with respect to any series of Debt Securities and referred to in the Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Company and the Security Registrar being satisfied with the endorsement or written and executed instrument of transfer. We have initially appointed the Trustee as the Security Registrar under the Indenture. (Section 305). If the Prospectus Supplement refers to any transfer agent (in addition to the Security Registrar) initially designated by us with respect to any series of Debt Securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, we will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. We may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1002).

      In the event of any partial redemption, we shall not be required to (i) issue, register the transfer of, or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if Debt Securities of the series are issuable as Registered Securities, the day of mailing of the relevant notice of redemption and (b) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of that series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security called for redemption, in whole or in part, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that same series and of alike principal amount and tenor which is immediately surrendered for redemption. (Section 305).

Payments and Paying Agents

      Unless otherwise indicated in the Prospectus Supplement, payment of principal of and any premium and interest on Registered Securities (other than a global Security) will be made at the office of such Paying Agent or Paying Agents as we may designate from time to time, except that, at our option, payment of any interest may be made (i) by check mailed to the address of the payee entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by such payee with a bank located inside the United States as specified in the Security Register. (Sections 307 and 1002). Unless otherwise indicated in the Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment. (Section 307).

      Unless otherwise indicated in the Prospectus Supplement, payment of principal of and any premium and interest on Bearer Securities will be payable (subject to applicable laws and regulations) at the offices of such Paying Agent or Paying Agents outside the United States as we may designate from time to time, except that, at our option, payment of any interest may be made by check or by wire transfer to an account maintained by the payee outside the United States. (Sections 307 and 1002). Unless otherwise indicated in the Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. (Sections 307 and 1001). No payment of interest on a Bearer Security will be made unless on the earlier of the date of the first such payment by us or the date of delivery by us of a definitive Bearer Security, including a permanent global Security, a written certificate in the form required by the Indenture, is provided to us stating that on such date the Bearer Security is not owned by or on behalf of a United States person (as defined under “Limitations on Issuance of Bearer Securities”) or, if a beneficial interest in such Bearer Security is owned by or on behalf of a United States person, that such United States person is a person described in Section 1.163-5(c)(2)(i)(D)(6) of the United States Treasury Regulations or is a financial institution who has purchased such Bearer Security for resale during the restricted period and who certifies that it has not acquired such Bearer Security for purposes of resale to a United States person or to a person within the United States or its possessions. No payment with respect to any Bearer Security will be made at any office or agency of Scripps in the United States or by check mailed to any address in the United States or by transfer to an account maintained in the United States and payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation to us or our Paying Agents within the United States or any other demand for payment to us or our Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of and any premium and interest on Bearer Securities denominated and payable in U.S. dollars will be made at the office of our Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002).

      Unless otherwise indicated in the Prospectus Supplement, the principal office of the Trustee, 450 West 33rd Street, New York, New York, will be designated as our Paying Agent office for payments with respect to Debt Securities which are issuable solely as Registered Securities. Any Paying Agent Outside the United States and any other Paying Agent in the United States initially designated by us for the Debt Securities will be named in the Prospectus Supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, we will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, we will be required to maintain (i) a Paying Agent in a Place of Payment for such series in the United States for payments with respect to any Registered Securities of such series (and for payments with respect to Bearer Securities of such series in the circumstances described above, but not otherwise), (ii) a Paying Agent in a Place of Payment located outside the United States where (subject to applicable laws and regulations) Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the

Debt Securities of such series are listed on the London Stock Exchange, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, we will maintain a Paying Agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for the Debt Securities of such series, and (iii) a Paying Agent in a Place of Payment located outside the United States where (subject to applicable laws and regulations) Registered Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon us may be served. (Section 1002).

      All moneys paid by us to a Paying Agent for the payment of principal of and any premium and interest on any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will, unless otherwise required by mandatory provisions of applicable escheat, abandoned or unclaimed property law, be repaid to us and thereafter the holder of such Debt Security or any coupon appertaining thereto will look only to us for payment thereof. (Section 1003).

Global Securities

      The Debt Securities of a series may be issued in whole or in part in the form of one or more global Securities that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement (the “Depositary”). Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. (Section 201). Unless and until it is exchanged for Debt Securities in definitive form, including a permanent global Security, a temporary global Security in registered form may not be transferred except as a whole by the Depositary for such global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor Depositary. (Section 305).

      The specific terms of the depositary arrangement with respect to a series of Debt Securities or any part thereof will be described in the Prospectus Supplement. We anticipate that the following provisions will apply to all depositary arrangements relating to global Securities.

      Upon the issuance of a global Security, the Depositary for such global Security or its nominee will credit the accounts of persons holding a beneficial interest in such global Security with the respective principal amount of the Debt Securities represented by such global Security. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global Security will be limited to persons that have accounts with the Depositary for such global Security or its nominee (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in such global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations and laws may impair the ability to transfer beneficial interests in a global Security.

      So long as the Depositary for a global Security, or its nominee, is the registered owner or bearer of such global Security, such Depositary or nominee will be considered the sole owner or holder of the Debt Securities represented by such global Security for all purposes under the Indenture. (Section 308). Except as provided below, owners of beneficial interests in a global Security will not be entitled to have Debt Securities represented by such global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

      Payment of principal of, and any premium and interest on, Debt Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or bearer, as the case may be, of the global Security representing such Debt Securities. Neither Scripps, the Trustee, any Paying Agent nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global Security for such Debt Securities or for maintaining, supervising or receiving any records relating to such beneficial ownership interests.

      We expect that the Depositary or its nominee, upon receipt of any payment of principal, premium or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global Security for such Debt Securities as shown on the records of such Depositary or its nominee, subject to the furnishing of the certificate described above under “Payment and Paying Agents” in the case of a global Security in which interests are exchangeable for Bearer Securities. We also expect that payments by participants to owners of beneficial interests in such global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary global Security of payments in respect of such temporary global Security will be subject, in the case of a global Security in which interests are exchangeable for Bearer Securities, to the furnishing of the certificate described above under “Payment and Paying Agents.”

      If the Depositary is at any time unwilling or unable to continue as depositary or the Depositary is no longer eligible to so serve and a successor depositary is not appointed by us within 90 days, we will issue Debt Securities of such series in definitive form in exchange for the global Security representing such series of Debt Securities. Additionally, we may at any time, and in its sole discretion, determine not to have the Registered Securities of a series represented by a global Security and, in such event, we will issue Registered Securities of such series in definitive form in exchange for the global Security representing such series of Registered Securities. Further, if we so specify with respect to the Debt Securities of a series, an owner of a beneficial interest in a global Security representing Debt Securities of such series may, on terms acceptable to us and the Depositary, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). (Section 305). See, however, “Limitations on Issuance of Bearer Securities” below for a description of certain restrictions on the issuance of a Bearer Security in definitive form in exchange for an interest in a global Security.

Limitations on Issuance of Bearer Securities

      In compliance with United States federal tax laws and regulations, during the restricted period (as defined under “Denominations, Registration and Transfer”) Bearer Securities may not be offered, sold, resold or delivered in connection with their sale in the United States or to United States persons (each as defined below) except to the extent permitted under Section 1.163-5(c)(2)(i)(D) of the United States Treasury Regulations (the “D Rules”), and any underwriters, agents and dealers participating in the offering of Bearer Securities must agree that they will not offer any Bearer Securities for sale or resale, or sell, in the United States or to United States persons except to the extent permitted by the D Rules, or deliver Bearer Securities within the United States.

      Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” Under Sections 165(j) and 1287(a) of the Internal Revenue Code of 1986, as amended (the “Code”), holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

      As used herein “United States person” means (i) a citizen or resident of the United States, (ii) a corporation or partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust which is subject to the primary supervision of a court within the United States and under the control of a United States person as described in Section 7701(a)(30) of the Code. “United States” means the United States of America (including the States and the District of Columbia) and its “possessions,” which include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

      Other restrictions and additional tax considerations may apply to the issuance and holding of Bearer Securities. A description of such restrictions and tax consequences will be set forth in the Prospectus Supplement.

Limitations on Liens on Assets and Sale and Leaseback Transactions

      Liens on Assets. So long as any Debt Security remains Outstanding, we will not, and will not permit any Subsidiary to, create or suffer to exist any Mortgage, or otherwise subject to any Mortgage the whole or any part of any property or assets now owned or hereafter acquired by any of them, without securing, or causing such Subsidiary to secure, the Outstanding Debt Securities, and any Indebtedness of Scripps and such Subsidiary which may then be outstanding and entitled to the benefit of a covenant similar in effect to this covenant, equally and ratably with the Indebtedness secured by such Mortgage, for as long as any such Indebtedness is so secured. The foregoing covenant does not apply to the creation, extension, renewal or refunding of the following:

(a) any Mortgage on any property of a corporation existing at the time such corporation is merged into or consolidated with, or at the time such corporation becomes a Subsidiary of Scripps or any Subsidiary or at the time of a sale, lease or other disposition of all or substantially all of the assets of a corporation or other entity to Scripps or such Subsidiary; provided, however, that such Mortgage does not spread (i) to other property at such time owned by us or any of our Subsidiaries or (ii) with respect to a merger or consolidation only, to other property thereafter acquired;

(b) any Mortgage (i) on any property acquired or constructed by Scripps or any Subsidiary to secure all or a portion of the price of such acquisition or construction or funds borrowed to pay all or a portion of the price of such acquisition or construction (including any Capitalized Lease Obligation) or (ii) to which any property or asset acquired by Scripps or any Subsidiary is subject as of the date of its acquisition by Scripps or such Subsidiary;

(c) any Mortgage to secure public or statutory obligations or with any governmental agency at any time required by law in order to qualify Scripps or any Subsidiary to conduct its business or any part of its business or in order to entitle it to maintain self-insurance or to obtain the benefits of any law relating to workers’ compensation, unemployment insurance, old age pensions or other social security, or with any court, board, commission, or governmental agency as security incident to the proper conduct of any proceeding before it, including any Mortgage securing a letter of credit issued in the ordinary course of business in connection with any of the foregoing;

(d) any Mortgage securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), statutory obligations, surety and appeal bonds and other obligations of like nature, incurred as an incident to and in the ordinary course of business;

(e) any Mortgage imposed by law, such as carriers’, warehousemen’s, mechanic’s, materialmen’s supplier’s, repairmen’s and vendors’ liens, incurred in good faith in the ordinary course of business with respect to obligations not delinquent or which are being contested in good faith by appropriate proceedings and as to which Scripps or the relevant Subsidiary, as the case may be, shall have set aside on its books adequate reserves;

(f) any Mortgage securing the payment of taxes, assessments and governmental charges or levies, either (i) not delinquent or (ii) being contested in good faith by appropriate legal or administrative proceedings and as to which Scripps or the relevant Subsidiary, as the case may be, shall have set aside on its books adequate reserves;

(g) any Mortgage created by or resulting from any litigation or proceeding which is currently being contested in good faith by appropriate proceedings and as to which (i) levy and execution have been stayed and continue to be stayed and (ii) Scripps or the relevant Subsidiary, as the case may be, shall have set aside on its books adequate reserves; or

(h) any Mortgage securing Indebtedness of a wholly owned Subsidiary to Scripps or to another wholly owned Subsidiary for so long as such Indebtedness is held by Scripps or such other wholly owned Subsidiary, in each case subject to no Mortgage held by a Person other than Scripps or such other wholly owned Subsidiary.

      Notwithstanding the foregoing, we and any Subsidiary may at any time create or suffer to exist any Mortgage which would otherwise be subject to the foregoing restrictions if the aggregate principal amount of Indebtedness secured by such Mortgage, together with (i) the aggregate principal amount of all other Indebtedness secured by Mortgages of Scripps and any of its Subsidiaries then outstanding which would otherwise be subject to the foregoing restriction (not including Indebtedness secured by Mortgages permitted to be created or exist under paragraphs (a) through (h) above) and (ii) the aggregate in value of all Sale and Leaseback Transactions entered into by Scripps and any of its Subsidiaries at such time which would be subject to the restrictions described under “Sale and Leaseback Transactions” below except for the last paragraph thereunder, does not at any time exceed 15% of Shareholders’ Ownership. (Section 1008).

      Sale and Leaseback Transactions. We will not, and will not permit any Subsidiary to, sell or transfer any property or assets owned by Scripps or any Subsidiary with the intention of taking back a lease on such property or assets, except Sale and Leaseback Transactions in which:

(a) the lease in such Sale and Leaseback Transaction is for a period not exceeding three years and Scripps or the Subsidiary which is a party to such lease intends that its use of the property or asset which is the subject of the Sale and Leaseback Transaction will be discontinued on or before the expiration of such period;

(b) the sale or transfer of any property or asset subject to such Sale and Leaseback Transaction is made prior to, at the time of, or within 180 days after the later of the date of the acquisition (including acquisition through merger or consolidation) of such property or asset or the completion of construction or material improvement thereof;

(c) Scripps or any Subsidiary shall apply an amount equal to the value of the property or asset so leased (as determined in any manner approved by the Board of Directors) to the retirement, within 180 days after the effective date of any such arrangement, of any Debt Securities or Indebtedness of Scripps or its Subsidiaries that is not subordinate in right of payment to the Debt Securities; provided, however, that the amount to be so applied to the retirement of any Debt Securities or such Indebtedness may be reduced by (i) the principal amount of any Debt Securities delivered within 180 days before or after the effective date of any such arrangement to the Trustee for retirement and cancellation, and (ii) the principal amount of any such Indebtedness, other than Debt Securities, retired (other than at maturity) by Scripps or a Subsidiary within 180 days before or after the effective date of any such arrangement;

(d) the lease in such Sale and Leaseback Transaction secures or relates to obligations issued by the United States, any state thereof or the District of Columbia, or any department, agency or instrumentality or political subdivision of any of the foregoing, or by any other country or any department, agency or instrumentality or political subdivision thereof, or any agent or trustee acting on behalf of any of the foregoing or on behalf of the holders of obligations issued by any of the foregoing, to finance the acquisition or construction or material improvement of the property or asset so leased; or

(e) the Sale and Leaseback Transaction is between or among Scripps and one or more Subsidiaries, or between or among Subsidiaries.

      Notwithstanding the foregoing, Scripps and any Subsidiary may at any time enter into a Sale and Leaseback Transaction which would otherwise be subject to the foregoing restrictions if the aggregate in value of such Sale and Leaseback Transaction, together with (i) the aggregate in value of all other Sale and Leaseback Transactions entered into by Scripps and any of its Subsidiaries at such time which would otherwise be subject to the foregoing restriction (not including Sale and Leaseback Transactions permitted to be entered into under paragraphs (a) through (e) above) and (ii) the aggregate principal amount of all other Indebtedness secured by Mortgages of Scripps and any of its Subsidiaries then outstanding which would be subject to the restrictions described under “Liens on Assets” above except for the last paragraph thereunder, does not at any time exceed 15% of Shareholders’ Ownership. (Section 1009).

Restrictions on Mergers and Sales of Assets

      We may not consolidate with or merge into any other Person, or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless (i) the Person formed by such consolidation or into which Scripps is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of Scripps substantially as an entirety shall be a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and shall expressly assume by supplemental indenture the payment of the principal of, premium, if any, interest, if any, on and any sinking fund payment in respect of the Debt Securities and the related coupons and the performance of the other covenants of Scripps under the Indenture, (ii) immediately after giving effect to such transaction, no Event of Default, or event which after notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing; (iii) if, as a result of such transaction, properties or assets of Scripps or any of its Subsidiaries would become subject to a Mortgage not permitted by Section 1008 of the Indenture without equally and ratably securing the Debt Securities as provided therein (see “Limitations on Liens on Assets and Sale and Leaseback Transactions” above), such successor corporation shall have taken such steps as shall be necessary to secure the Debt Securities equally and ratably with (or prior to) all indebtedness secured thereby pursuant to Section 1008 of the Indenture, and (iv) Scripps has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that such transaction and such supplemental indenture comply with the Indenture and that all conditions precedent have been complied with. Notwithstanding the foregoing, Scripps may merge with another Person or acquire by purchase or otherwise all or any part of the property or assets of any other corporation or Person in a transaction in which the surviving entity is Scripps. (Section 801).

Modification and Waiver

      Certain modifications and amendments of the Indenture, including the rights of Holders of a series of Outstanding Debt Securities and any related coupons, may be made by Scripps and the Trustee only with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected by the modification or amendment, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby: (i) change the stated maturity date of the principal of, or any installment of principal or interest, if any, on, any such Outstanding Debt Security, (ii) reduce the principal amount of, premium, if any, or interest (or change the formula for determining the rate of interest thereon), if any, on any such outstanding Debt Security including in the case of an Original Issue Discount Security (the amount payable upon acceleration of the Maturity thereof); (iii) change the Place of Payment where, or the coin or currency in which, any principal of, premium, if any, or interest, if any, on any such Debt Security is payable; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of Outstanding Debt Securities of any series the consent of the Holders of which is necessary to amend the Indenture; (vi) modify the foregoing requirements or reduce the percentage of aggregate principal amount of the Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (vii) reduce certain requirements set forth in the Indenture relating to quorums or voting; or (viii) change any obligation of Scripps to maintain a Place of Payment. (Section 902).

The Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of such series, waive, insofar as such series is concerned, compliance by Scripps with certain restrictive provisions of the Indenture. (Section 1010). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of such series and any related coupons waive any past default under the Indenture with respect to such series and its consequences, except a default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security of such series or any related coupon or in respect of a covenant or provision under which the Indenture cannot be modified or amended without consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513).

Events of Default

      Each of the following will constitute an event of default under the Indenture with respect to the Debt Securities:

(1)	default for 30 days in the payment of any interest on such series;

(2)	default in the payment of principal of, and premium, if any, on such series when due;

(3)	default in the payment of any sinking fund installment with respect to such series when due;

(4)	default for 30 days after appropriate notice by the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities in performance of any other covenant or warranty in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than such series);

(5)	certain events of bankruptcy, insolvency or reorganization with respect to Scripps; or

(6)	any other event established as an Event of Default with respect to such series as stated in the Prospectus Supplement.

      In case an Event of Default shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series may declare the entire principal amount of such series (or, if the Debt Securities of such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) to be due and payable. (Sections 501 and 502).

      A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree.

      If, for the purpose of obtaining a judgment in any court with respect to any obligation of Scripps under any Debt Security or any related coupon, it becomes necessary to convert into any other currency or currency unit any amount in the currency or currency unit due under such Debt Security or coupon, the conversion will be made by the Currency Determination Agent appointed pursuant to the Indenture with respect to such Debt Security at the Market Exchange Rate in effect on the date of entry of the judgment (the “Judgment Date”). If, pursuant to any such judgment, conversion is made on a date (the “Substitute Date”) other than the Judgment Date and a change has occurred between the Market Exchange Rate in effect on the Judgment Date and the Market Exchange Rate in effect on the Substitute Date, the Indenture requires Scripps to pay such additional amounts (if any) as may be necessary to ensure that the amount paid is equal to the amount in such other currency or currency unit which, when converted at the Market Exchange Rate in effect on the Judgment Date, is the amount then due under the Indenture or in respect of such Debt Security or coupon. Scripps will not, however, be required to pay more in the currency or currency unit due under the Indenture or such Debt Security or coupon at the Market Exchange Rate in effect on the Judgment Date than the amount of currency or currency unit stated to be due under the Indenture or such Debt Security or coupon, and Scripps will be entitled to withhold (or be reimbursed for, as the case may be) any excess of the amount actually realized upon any such conversion on the Substitute Date over the amount due and payable on the Judgment Date. (Section 516).

      We are required by law to furnish the Trustee, not less often than annually, with a certificate as to its respective compliance with the conditions and covenants under the Indenture.

      Reference is made to the Prospectus Supplement relating to each series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

      The Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in payment of principal, of premium, if any, or interest, if any, or any sinking fund installment) if the board of directors, certain committees or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of the Debt Securities and related coupons. (Section 602).

      Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders of the Debt Securities unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. (Section 603). Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the Holders of a majority in principal amount of the Outstanding Debt Securities of any series affected shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. (Sections 512 and 603).

      No Holder of any Debt Security of any series or any related coupon will have any right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy under the Indenture, unless (i) an Event of Default with respect to such series shall have occurred and be continuing and such Holder shall have previously given to the Trustee written notice of such continuing Event of Default with respect to Debt Securities of such series; (ii) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series shall have made written request to the Trustee, and offered reasonable indemnity to the Trustee against the costs, expenses and liability to be incurred in compliance with such request, to institute such proceedings as Trustee, and (iii) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days after receipt of such notice, request and offer of indemnity. (Section 507). However, the Holder of any Debt Security or coupon will have an absolute and unconditional right to receive payment of the principal, of premium, if any, and interest, if any, on such Debt Security or payment of such coupon on or after the due dates expressed in such Debt Security or coupon and to institute suit for the enforcement of any such payment. (Section 508).

      Our Directors, officers, employees and stockholders will not have any liability for any of our obligations under the Debt Securities, any related coupons or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debt Securities or coupons, by accepting a Debt Security or coupon, waives and releases all such liability. The waiver and the release are part of the consideration for the issue of the Debt Securities (including any coupons). (Section 113).

Defeasance

      Defeasance and Discharge. Except as otherwise set forth in the Prospectus Supplement, we may discharge all of our obligations (except those set forth below) to Holders of any series of Debt Securities issued under the Indenture which have not already been delivered to the Trustee for cancellation if, among other things (i) we irrevocably deposit with the Trustee cash or U.S. Government Obligations or a combination thereof, as trust funds in trust, in an amount certified to be sufficient to pay and discharge the principal of, any premium or interest on and any mandatory sinking fund payments or analogous payments applicable to the Outstanding Debt Securities of that series when due and such funds have been so deposited for 91 days; (ii) we pay all other sums payable with respect to the Outstanding Debt Securities of such series; (iii) such deposit will not result in a breach of, or constitute a default under, the Indenture or any other agreement or instrument to which we are a party or by which we are bound; (iv) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default with respect to the Debt Securities of that series shall have occurred and be continuing on the date of deposit and no bankruptcy in Event of Default or event which with the giving of notice or the lapse of time would become a bankruptcy Event of Default shall have occurred and be continuing on the 91st day after such date; (v) we deliver to the Trustee an Opinion of Counsel or a ruling from or published by the United States Internal Revenue Service to the effect that Holders of Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred (see “Limitation on Defeasance” below); (vi) if the Debt Securities of that series are then listed on any domestic or foreign securities exchange; and (vii) we deliver to the Trustee an Opinion of Counsel to the effect that such deposit, defeasance and discharge will not cause such Debt Securities to be delisted. Upon such discharge, the holders of the Debt Securities and any related coupons shall look for payment only to the funds or obligations deposited with the Trustee (subject to certain exceptions) and the holders of the Debt Securities shall no longer be entitled to the benefits of the Indenture, except for, among other things, (i) rights of registration of transfer and exchange of Debt Securities of such series; (ii) rights of substitution of mutilated, defaced, destroyed, lost or stolen certificates of Debt Securities of such series; (iii) the rights, obligations, duties and immunities of the Trustee; (iv) the rights of Holders of Debt Securities of such series as beneficiaries with respect to property deposited with the Trustee payable to all or any of them; and (v) the obligations of Scripps to maintain an office or agency in respect of Debt Securities of such series. (Section 401).

      Defeasance of Certain Covenants and Certain Events of Default. Except as may be otherwise set forth in the Prospectus Supplement, if the terms of the Debt Securities of any series so provide, we may omit to comply with certain restrictive covenants in Section 801(c) (Consolidation, Merger, Conveyance, Transfer or Lease), Sections 1007 (Purchase of Securities by Company or Subsidiary), 1008 (Liens on Assets) and 1009 (Limitation on Sale and Leaseback Transactions), and such failure to comply with Sections 801(c), 1007, 1008 and 1009 of the Indenture, as described in clause (iv) under “Events of Default” above, shall not be deemed to be Events of Default under the Indenture with respect to such series if, among other things, (i) we irrevocably deposit with the Trustee cash or U.S. Government Obligations or a combination thereof, as trust funds in trust, in an amount certified to be sufficient to pay and discharge the principal of, any premium or interest on and any mandatory sinking fund payments or analogous payments applicable to the Outstanding Debt Securities of that series when due and such funds have been so deposited for 91 days; (ii) we pay all other sums payable with respect to the Outstanding Debt Securities of such series; (iii) such deposit will not result in a breach of, or constitute a default under, the Indenture or any other agreement or instrument to which we are a party or by which we are bound; (iv) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default with respect to the Debt Securities of that series shall have occurred and be continuing on the date of deposit and no bankruptcy Event of Default or event which with the giving of notice or the lapse of time would become a bankruptcy Event of Default shall have occurred and be continuing on the 91st day after such date; (v) we deliver to the Trustee an Opinion of Counsel or a ruling from or published by the United States Internal Revenue Service to the effect that Holders of Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred (see “Limitation on Defeasance” below); and (vi) if the Debt Securities of that series are then listed on any domestic or foreign securities exchange, we deliver to the Trustee an

Opinion of Counsel to the effect that such deposit, defeasance and discharge will not cause such Debt Securities to be delisted. Our obligations under the Indenture with respect to the Debt Securities of such series, other than with respect to the covenants referred to in this paragraph, shall remain in full force and effect.

      Limitation on Defeasance. Under United States federal income tax law as in effect on the date of this Prospectus, any defeasance will be treated as a taxable exchange of the related Debt Securities for an interest in the trust. Consequently, while these laws are in effect, each Holder of such Debt Securities would recognize gain or loss equal to the difference between the Holder’s cost or other tax basis for the Debt Securities and the value of the Holder’s interest in the trust, and thereafter will be required to include in income a share of the income, gain and loss of the trust. Prospective investors are urged to consult their own tax advisors as to the specific consequences of such defeasance and any change in law subsequent to the date of this Prospectus. To exercise either option referred to above under “Defeasance and Discharge” and “Defeasance of Certain Covenants and Certain Events of Default,” the Company is required to deliver to the Trustee an opinion of independent counsel (which opinion would be based on there having been, since the date of the Indenture, a change in the applicable United States federal income tax law, including a change in official interpretation thereof), or a ruling from or published by the Internal Revenue Service, to the effect that the exercise of such option will not cause the Holders of Debt Securities to recognize income, gain or loss for United States federal income tax purposes, and that such Holders of Debt Securities will be subject to United States federal income tax on the same amount and in the same manner and at the same time as would have been the case if such option had not been exercised.

Notices

      Except as may otherwise be set forth in the accompanying Prospectus Supplement, notice to the Holders of Bearer Securities will be given by publication in a daily newspaper in the English language of general circulation in the City of New York and in London, and so long as such Bearer Securities are listed on the Luxembourg Stock Exchange and the Luxembourg Stock Exchange shall so require, in a daily newspaper of general circulation in Luxembourg or, if not practical, elsewhere in Western Europe. Such publication is expected to be made in The Wall Street Journal, the Financial Times and the Luxemburger Wort. Notices to Holders of Registered Securities will be given by first-class mail to the addresses of such Holders as they appear in the Security Register. In the event that notices cannot be given as provided above by publication or mailing, as the case may be, then such notice as shall be made with the approval of the Trustee shall constitute sufficient notice for all purposes. (Section 106).

Title

      Title to any Bearer Securities and any coupons appertaining thereto will pass by delivery. Scripps, the Trustee and any agent of Scripps or the Trustee may treat the bearer of any Bearer Security, the bearer of any coupon and the registered owner of any Registered Security as the absolute owner thereof (whether or not such Debt Security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purposes of making payment and for all other purposes (Section 308); provided, however, that Scripps, the Trustee and any agent of Scripps or the Trustee shall treat a person as the Holder of such principal amount of outstanding Debt Securities represented by a permanent global Security as shall be specified in a written statement of the Holder of such permanent global Security, or, in the case of a permanent global Security in bearer form, of Euro-clear, or Clearstream, and produced to the Trustee by such person. (Section 203).

Replacement of Securities and Coupons

      Any mutilated Debt Security or a Debt Security with a mutilated coupon appertaining thereto will be replaced by us at the expense of the Holder upon surrender of such Debt Security to the Trustee. Debt Securities or coupons that become destroyed, stolen or lost will be replaced by us at the expense of the Holder upon delivery to us and the Trustee of evidence of any destruction, loss or theft thereof satisfactory to us and the Trustee (provided that Scripps or the Trustee has not been notified that such Debt Security or coupon has been acquired by a bona fide purchaser); in the case of any coupon which becomes destroyed, stolen or lost, such coupon will be replaced by issuance of a new Debt Security in exchange for the Debt Security to which such coupon appertains. In the case of a destroyed, lost or stolen Debt Security or coupon, an indemnity satisfactory to the Trustee and Scripps may be required at the expense of the Holder of such Debt Security or coupon before a replacement Debt Security will be issued. (Section 306).

Governing Law

      The Indenture, the Debt Securities and coupons are governed by, and construed in accordance with the laws of the State of Ohio, provided however, that the immunities and standard of care of the Trustee in connection with the administration of its trust under the Indenture are governed by and construed in accordance with the laws of the State of New York. (Section 114).

Regarding the Trustee

      We and certain of our affiliates maintain banking relationships in the ordinary course of business with the Trustee.

      Under the Indenture, the Trustee will, to the extent required by the Trust Indenture Act of 1939, as amended, transmit annual reports to all Holders regarding its eligibility and qualifications as Trustee under the Indenture and certain related matters. (Section 703).

PLAN OF DISTRIBUTION

General

      We may, from time to time, sell all or part of the Debt Securities on terms determined at the time such Debt Securities are offered for sale to or through underwriters or through selling agents, and also may sell such Debt Securities directly to purchasers. The names of any such underwriters or selling agents in connection with the offer and sale of any series of Debt Securities and the compensation of such persons will be set forth in the Prospectus Supplement relating thereto.

      The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from the purchasers of Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents participating in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such compensation received from us will be described in the accompanying Prospectus Supplement.

      Underwriters, dealers, selling agents and other persons may be entitled, under agreements which may be entered into with Scripps, to indemnification by us against certain civil liabilities including liabilities under the Securities Act. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

      Each series of Debt Securities will be a new issue of securities with no established trading market. In the event that Debt Securities of a series offered hereunder or under the Prospectus Supplement are not listed on a national securities exchange, certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market for the Debt Securities.

Delayed Delivery Arrangements

      If so indicated in the Prospectus Supplement, we may authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase Debt Securities from us pursuant to contracts providing for payment and delivery on a future date. Such contracts may be made with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject; and (b) if the Debt Securities are also being sold to underwriters, we shall have sold to such underwriters the Debt Securities not sold for delayed delivery. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      Baker & Hostetler LLP, Cincinnati, Ohio will pass upon the legality of the Debt Securities offered hereby for Scripps. John H. Burlingame, an active retired partner of Baker & Hostetler LLP, is a director and a member of the Executive Committee, Compensation Committee, and Chair of the Policy Governance Committee of the Board of Directors of Scripps and a trustee of the Edward W. Scripps Trust. As a trustee, he has the power together with the other trustees of the Edward W. Scripps Trust to vote and dispose of the 29,096,111 Class A Common Shares and the 16,040,000 Common Voting Shares of the Company held by the Trust. Mr. Burlingame disclaims any beneficial interest in such shares held by the Trust.